                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   __________





                                    FORM 11-K

                                  ANNUAL REPORT
                                   __________





                        Pursuant to Section 15(d) of the
                             Securities Act of 1934

                      For the year ended December 31, 2001
                                   __________





                              City Holding Company
                         Profit Sharing and 401(k) Plan
                                   __________





                              City Holding Company
                                25 Gatewater Road
                        Cross Lanes, West Virginia 25313
                                   __________

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                                    Form 11-K

                          Year ended December 31, 2001

Required Information

The City Holding Company Profit Sharing and 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

     Report of Independent Auditors                                                                          1

     Statements of Net Assets Available for Benefits                                                         2

     Statement of Changes in Net Assets Available for Benefits                                               3

     Notes to Financial Statements                                                                        4-10

     Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year                 11

     Schedule H, Line 4(j) - Schedule of Reportable Transactions                                            12



     Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of City Holding Company Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the change in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at December 31, 2001, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP


June 25, 2002

                              City Holding Company

                         Profit Sharing and 401(k) Plan


                 Statements of Net Assets Available for Benefits

                                                                 December 31
                                                          2001                  2000
                                                 ---------------------------------------------
Assets

Cash and cash equivalents                         $    4,230,917        $        1,166
Investments at fair value:
   Mutual and commingled funds                         1,081,293             6,162,865
   Common stock of City Holding Company                4,538,019             1,865,099
   Participant loans                                     275,679               207,260
Receivables:
   Employer contributions                                      -                43,805
   Participant contributions                                   -               100,192
                                                 ---------------------------------------------
Net assets available for benefits                 $   10,125,908        $    8,380,387
                                                 =============================================



See accompanying notes.

                              City Holding Company
                         Profit Sharing and 401(k) Plan


            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2001

Additions
Contributions and income:
   Contributions from employer                                                                  $        473,315
   Contributions from employees                                                                        1,137,719
   Interest and dividends                                                                                155,236
                                                                                               -----------------
Total contributions and income                                                                         1,766,270

Deductions
Withdrawals and benefit payments                                                                      (1,656,736)
                                                                                               -----------------
                                                                                                         109,534

Net realized and unrealized appreciation in fair value of investments                                  1,594,255
Transfer from City Holding Company Employee Stock Ownership
   Plan Money Purchase                                                                                    41,732

Net assets available for benefits at beginning of year                                                 8,380,387
                                                                                               -----------------
Net assets available for benefits at end of year                                                $     10,125,908
                                                                                               =================


See accompanying notes.

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents

Cash and cash equivalents at December 31, 2001, primarily represent the liquidation of certain investments to be transferred in connection with the transfer of the Plan's assets to the new trustee, City National Bank of West Virginia. Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2001 and 2000.

Included in the Mutual and Commingled Funds on the Statement of Net Assets Available for Benefits is a group annuity contract that represents an investment in a Deposit Administration Fund maintained by an insurance company. Interest is credited to the Deposit Administration Fund, compounded annually, and is determined by annual interest rates which will not be less than 4.25% and 5% for the 2001 and 2000 contract years (as specified in the contract), respectively. At least 30 days prior to the expiration of the interest guarantees, the Hartford Life Insurance Company shall advise the Plan of new interest guarantees that apply to the contract. In addition to the interest guarantees above, a long-term guaranteed interest rate of 3% applies to all contributions and earnings received and applies for the life of the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers might be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company.

Each participant may designate the percentage of his or her contributions to be invested into any of the five investment options, offered by the Plan.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the summary Plan description for a complete description of the Plan's provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and attained the age of 21. Effective January 1, 2002, employees are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company. Effective January 1, 2002, matching contributions by the Company are directed by the participant's investment elections.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $31,000 and $38,000 in 2001 and 2000, respectively, of participant account balances rolled-over from previous employer plans.

Vesting

Effective November 1, 2001, vesting for participant's accounts affected by certain business divestures of the Company were fully vested based upon the following dates: City Mortgage Services effective July 2, 1999; CityNet effective April 30, 2001; and Jarrett/Aim Communications effective May 31, 2001. The remaining participants not affected by the divestitures were fully vested in their account balance effective December 31, 1995.

Prior to November 1, 2001, participants were immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant became vested in discretionary profit sharing contributions as follows:

                                               Vested Percentage of
                   Years of Service           Employer Contributions
             -------------------------------------------------------------

                     Less than 2                        0%
                          3                            20
                          4                            40
                          5                            60
                          6                            80
                      7 or more                       100

There were no discretionary profit sharing contributions during 2001 or 2000. Forfeitures of terminated participants' non-vested account balances are allocated to eligible participants who are employed based upon the dates discussed above regarding vesting.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated August 27, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. As further discussed in Note 6, the Plan was amended effective January 1, 2002. A determination letter as to the tax status of the amended Plan has been requested by the Plan.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

Effective January 1, 2002, City National Bank of West Virginia, a subsidiary of the Company, became the trustee of the Plan's assets.

5. Investments

During 2001, the Plan's five investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                        Net Realized
                                                             and
                                                         Unrealized
                                                        Appreciation
                                                       (Depreciation)
                                                        in Fair Value
                                                       of Investments
                                                       --------------

         Common Stock                                   $  2,078,024
         Mutual and Commingled Funds                        (483,769)
                                                       --------------
         Total                                          $  1,594,255
                                                       ==============

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                           December 31
                                                                      2001             2000
                                                                --------------------------------
     * City Holding Company Common Stock                          $  4,538,019    $  1,865,099
       Fidelity Advisor Short Fixed Income Fund                         49,215         871,614
       Fidelity Advisor Growth Opportunity Fund                         17,305       2,212,670
       Fidelity Advisor Balanced Fund                                   11,079       1,559,558
       Group Annuity Contract                                          912,012       1,016,037

     * Nonparticipant directed and party-in-interest

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is a follows:

                                                                                December 31
                                                                           2001            2000
                                                                    --------------------------------
     Net assets:
        City Holding Company common stock, at fair value              $  4,538,019    $  1,865,099
        Cash and cash equivalents                                            1,776             929
        Contribution receivable                                                  -          63,131
                                                                    --------------------------------
     Total                                                            $  4,539,795    $  1,929,159
                                                                    ================================

                                                                                    Year Ended
                                                                                   December 31
                                                                                       2001
                                                                                 ---------------
     Change in net assets:
        Contributions from employer                                              $       473,315
        Contributions from employees                                                     275,628
        Interfund transfers                                                              291,590
        Interest and dividends                                                               356
        Transfer from City Holding Company Employee Stock Ownership
         Plan Money Purchase                                                              41,732
        Net realized and unrealized appreciation in fair value                         2,078,024
        Distribution to participants                                                    (550,009)
                                                                                 ---------------
     Net change                                                                  $     2,610,636
                                                                                 ===============

6. Subsequent Events

Effective January 1, 2002, the Board of Directors of the Company approved changing the name of the Plan to the City Holding Company 401(k) Plan and Trust. In addition, the Board of Directors of the Company approved the merger of the Horizon Bancorp 401(k) Plan (Horizon Plan) into the City Holding Company 401(k) Plan. The net assets that approximated $1.6 million of the Horizon Plan were transferred to the City Holding Company 401(k) Plan trustee on January 7, 2002.

Effective November 1, 2001, the Board of Directors of the Company approved the merger of the City Holding Company Employee Stock Ownership Bonus Plan and City Holding Company Employee Stock Ownership Plan Money Purchase (collectively the ESOP Plans) into the Plan. The ESOP Plans' benefits are completely financed with Company stock. Approximately 446,000 shares of Company stock were transferred to the City Holding Company 401(k) Plan trustee on January 8, 2002 to be added to the respective participant's account balance.

7. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of year end. For financial reporting purposes, these amounts are not recorded. The amounts allocated to withdrawn participants not yet paid as of December 31, 2001 and 2000, were $8,301 and $509,176, respectively.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                            Plan: 002    EIN: 550619957

                    Schedule H, line 4(i) - Schedule of Assets
                       Held for Investment Purposes at End
                                     of Year

                                December 31, 2001

                                                                                                   Current
      Shares/Units                                Description                      Cost             Value
-------------------------------------------------------------------------------------------------------------

Common stock:

         376,912          * City Holding Company common stock                $    7,119,667    $    4,538,019

Investments in mutual or commingled funds:

          5,264             Fidelity Advisor Short Fixed Income Fund                     NR            49,215
           602              Fidelity Advisor Growth Opportunity Fund                     NR            17,305
           713              Fidelity Advisor Balanced Fund                               NR            11,079
          6,629             Fidelity Advisor Overseas Fund                               NR            91,682
         912,012            Group Annuity Contract                                       NR           912,012
                                                                             --------------------------------
                                                                                          -         1,081,293

Cash and cash equivalents
                            Cash                                                         NR         3,926,709
                            Evergreen Money Market Trust U.S .
                               Government Money Market Fund                              NR           304,208
                                                                             --------------------------------
                                                                                          -         4,230,917

Participant loans (annual interest rates ranging from 6% to 10.21%)                      NR           275,679
                                                                             --------------------------------
Total                                                                        $    7,119,667    $   10,125,908
                                                                             ================================


* Party-in-interest
NR (Not Required)

                           Plan: 002   EIN: 550619957

           Schedule H, line 4(j) - Schedule of Reportable Transactions

                          Year ended December 31, 2001


                                                            Number         Total        Number      Total     Total
                                                              of           Cost           of         Cost    Proceeds      Loss
                                                             Units          of          Units         of       from         on
                                                           Purchased     Purchase        Sold       Sales     Sales       Sales
                                                          --------------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets

* City Holding Company Common Stock                         99,853      $ 1,041,523     34,436    $ 590,134  $ 333,781  $ (256,353)


* Party-in-interest